Exhibit 99.2

Management’s Discussion and Analysis

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

introduction

This management’s discussion and analysis ("MD&A") for Standard Lithium Ltd. was prepared by management based on information available as of November 12, 2024 and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the three months ended September 30, 2024 and the audited consolidated financial statements and the notes thereto of the Company for the year ended June 30, 2024. The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). All dollar figures are expressed in thousands (“000”) of United States Dollars ("USD") unless otherwise noted. These documents and additional information on the Company are available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

References in this MD&A to "Standard Lithium", "Standard", "SLI", "our" and the "Company" mean Standard Lithium Ltd.

Additional information related to the Company, including the Company’s AIF (as defined below), is available under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). The statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below) (formerly pilot plant)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resource estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; ongoing success of joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States ("U.S."); competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine and ongoing war in the Middle East); and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; ongoing success of joint ventures; anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia’s invasion of Ukraine and ongoing war in the Middle East) on the Company and its business. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the U.S. and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements, competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property ("IP") risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and ongoing war in the Middle East); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s annual information form for the year ended June 30, 2024 (the "AIF").

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A refers to the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources," "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the "CIM Standards"). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") in Regulation S-K Subpart 1300 (the "SEC Modernization Rules") under the U.S. Securities Act of 1933, as amended (the "Securities Act").

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

summary of Standard lithium’s business

Standard Lithium is a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction ("DLE") and purification processes. Recognized as a critical mineral by the U.S. Department of Energy ("DOE"), lithium holds strategic importance for the rapidly expanding sectors of electric vehicles and renewable energy storage, further influencing the broader economy and national security.

The Company’s flagship projects, the South West Arkansas Project (as defined below) and the Lanxess Property Project (as defined below), are located on the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction from brine. The Company considers the South West Arkansas Project and the Lanxess Property Project to be separate and independent projects, as they are not contiguous or located within immediate proximity of each other, do not share common ownership of underlying brine rights, and are unlikely to be developed using common infrastructure or financing.

The Company, in conjunction with Equinor (as defined below), is also developing prospective lithium brine areas within the Smackover Formation in East Texas (the "East Texas Properties"). The East Texas Properties are held by Texas Lithium Financing, LLC ("Texas Lithium").

CORPORATE SUMMARY

The Company was incorporated under the laws of the Province of British Columbia on August 14, 1998, and continued its corporate existence from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act on December 1, 2016.

The Company is listed on the TSX Venture Exchange (the "TSXV") and the NYSE American, LLC (the "NYSE American") under the symbol "SLI" and the Frankfurt Stock Exchange under the symbol "S5L". The Company is a reporting issuer in each of the Provinces and Territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such Provinces and Territories. Such documents are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company’s corporate office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

CHANGE IN PRESENTATION CURRENCY

Effective July 1, 2024, the Company changed its presentation currency from Canadian Dollars ("CAD") to USD due to its most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium exploration, production, and mining industries in North America. This change in presentation currency has been applied retrospectively.

As at and for the year ended June 30, 2024 and all prior periods, the Company's reporting currency was CAD as described in the Company’s 2024 annual consolidated financial statements. The currency remeasurement of our results applied the IAS transitional rules.

The amounts reported in these condensed consolidated interim financial statements as at June 30, 2024 and for the three months ended September 30, 2023 have been remeasured in USD based on the closing exchange rate on June 30, 2024 and the average rate for the three months ended September 30, 2023. The accounting policy used to translate equity items prior to June 30, 2024, was to use the historical rate for each equity transaction that occurred to recreate the historical amounts. For 2024, equity items were translated quarterly using the average exchange rate for each quarter.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

•
On September 20, 2024, the Company announced that SWA Lithium LLC ("SWA Lithium"), which holds the South West Arkansas Project, and whereby the Company holds a 55% joint venture interest in, had been selected for conditional approval of a $225 million grant award from the U.S. Department of Energy. The conditional grant award is dependent, among other things, on completing final negotiations with the DOE.
•
On September 1, 2024, David Park was appointed as the Chief Executive Officer and Director of the Company following the retirement of Robert Mintak.

EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED SEPTEMBER 30, 2024

•
On October 28, 2024, the Company announced that SWA Lithium has entered into a license agreement with Koch Technology Solutions LLC (“KTS”) to deploy and use KTS' Li-ProTM Lithium Selective Sorption ("Li-Pro LSS") technology at SWA Lithium’s commercial plant for the SWA Phase 1 Project.
•
On October 1, 2024, the Company issued 450,000 common shares upon exercise of stock options for proceeds of $466.

Project Overview

Standard Lithium currently has the following material projects:

South West Arkansas Project

The resource development project in southwest Arkansas (the "South West Arkansas Project"), being developed in partnership with Equinor ASA ("Equinor"), a multi-national energy company, encompasses over 27,000 net mineral acres and is a key project in the Company’s portfolio due to its scale and the quality of its lithium-brine resources. The Company completed a Preliminary Feasibility Study ("PFS") in the third quarter of 2023 for the South West Arkansas Project. A Definitive Feasibility Study ("DFS") and a Front-End Engineering Study ("FEED") are currently underway for the South West Arkansas Project. A Final Investment Decision (“FID”) is planned for the second half of 2025, with construction targeted to begin thereafter, if a positive FID is reached. Construction would take approximately two years, with first production expected in late 2027 or early 2028.

Please refer to the technical report titled "NI 43-101 Technical Report, South West Arkansas Project" dated effective August 8, 2023, as filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the PFS of the South West Arkansas Project.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

Lanxess Property Project

The Lanxess South Plant (as defined below) in southern Arkansas (the "Lanxess Property Project") centers on the development of the Lanxess 1A Project (as defined below), the first commercial lithium extraction initiative on the extensive brine leases operated by LANXESS Corporation ("LANXESS") in Arkansas. LANXESS operates three existing brine processing facilities for bromine extraction, covering over 150,000 acres of unitized brine leases in southern Arkansas. The first phase of the Lanxess Property Project (the "Lanxess 1A Project") is located at the LANXESS South facility near El Dorado, Arkansas (the "Lanxess South Plant"). The Company and LANXESS are focusing on the Lanxess 1A Project as the initial step. The cooperative framework between the Company and LANXESS is expected to include a brine supply and disposal agreement, a lease agreement for the production facility site, and the provisioning of certain infrastructure services. Details of the future framework are the subject of ongoing negotiations, and these agreements will form the basis of the operational framework for the Lanxess 1A Project. The Company has been successfully operating an industrial-scale DLE demonstration plant (the "Demonstration Plant") at the Lanxess 1A Project location for over four years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In Q4 of 2023, the Company completed a DFS for the Lanxess 1A Project, which is planned to be situated at the Lanxess South Plant. This innovative project, utilizing DLE technology to extract lithium from an existing brine pipeline system, aims to produce battery-quality lithium carbonate. The Company may advance toward a FID for the Lanxess 1A Project, with the timing contingent upon ongoing project definition, the brine supply and disposal agreement with Lanxess, royalty definition as applicable, and the subsequent completion of project financing initiatives.

Please refer to the technical report titled "NI 43-101 Technical Report for the DFS for Commercial Lithium Extraction Plant at Lanxess South Plant" dated effective August 18, 2023 as filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Lanxess Property Project.

Expenditures for the Demonstration Plant consist of operating costs which for the three months ended September 30, 2024 and 2023 were $1,039 and $2,538, respectively. The decrease in the Company's operating costs for the Demonstration Plant for the three months ended September 30, 2024 was predominately due to a decrease in test work, reagents, supplies, repair and maintenance and personnel. See Overall Performance and Results of Operations section for more details.

East Texas Properties

The Company, in partnership with Equinor, is also developing prospective lithium brine areas held in Texas Lithium. The Company published exploration drilling results and testing in October of 2023, which demonstrated lithium concentrations of 644 mg/L on average. In partnership with Equinor, the Company plans to continue securing further leasehold positions and to perform further exploration drilling in East Texas, and will pursue developing a resource assessment for the project area.

Other Projects

The Company has further interests in certain mineral leases in the Mojave Desert in San Bernardino County, California.

ENVIRONMENTAL

Standard Lithium is firmly committed to the responsible production of sustainable lithium chemicals, essential for U.S. national security, the expansion of electric vehicle adoption, energy storage systems, and the resultant progression towards a lower carbon economy. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and brine industries. Implementing DLE technology is aimed at ensuring an environmentally responsible approach, offering a reduced land footprint, and lower ecological environmental impact when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS ("Aqualung") marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung. This was followed by a master service agreement (the "MSA") with Telescope Innovations Corp. ("Telescope"), signaling our intent to further investigate the possible applications

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

of captured carbon dioxide (CO2) in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

SOCIAL RESPONSIBILITY AND COMMUNITY RELATIONS

The Company remains committed to community engagement as a central element of its operations. In support of the communities surrounding the SWA Lithium and the Lanxess Property Project, the Company has actively participated in and sponsored various local events, including the El Dorado MusicFest, Holiday Lighting Ceremony, Independence Day Celebration, the Mayhaw Festival, and other events at the Murphy Arts District. These initiatives reflect the Company's ongoing dedication to fostering positive relationships and contributing to the cultural and social vitality of the regions in which it operates.

To further support local workforce development, the Company has established partnerships with institutions such as South Arkansas Community College. These collaborations are aimed at enhancing training programs to prepare community members for specialized roles within the Company's projects. Currently, the Company employs approximately 29 engineers, operators, technicians, and administrative staff, predominantly drawn from nearby communities. This strategy underscores the Company’s commitment to local employment and economic development.

As the Company extends its operations into East Texas, a similar approach will be adopted, with efforts focused on engaging local stakeholders and ensuring that the benefits of its projects are shared with the surrounding communities. The Company's ongoing focus on sustainable development seeks to balance environmental stewardship with the social and economic needs of the regions in which it operates.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Revenue

As at September 30, 2024, the Company has not generated any revenue. The Company raises capital through the issuance of shares, debt instruments, non-core assets sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with the Company’s Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related professional and corporate costs.

General and administrative costs were $2,811 for the three months ended September 30, 2024, as compared to $3,097 for the three months ended September 30, 2023. The $286 decrease is primarily attributable to costs incurred during the three months ended September 30, 2023, for consultant engagement to support the Company's advancement of initiatives as well as strategic initiatives and lobbyist engagement to pursue federal grants and critical mineral policy program opportunities. During the three months ended September 30, 2024, such costs have decreased as we focus on the development and advancement of our joint ventures.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $1,039 for the three months ended September 30, 2024, as compared to $2,538 for the three months ended September 30, 2023. The $1,499, or 59%, decrease is primarily attributable to a decrease in reagent and testwork costs. Such costs decreased due to non-recurring charges for DLE process development and testing associated with the LiSTR technology incurred during the three months ended September 30, 2023. There were no such costs incurred during the three months ended September 30,

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

2024. Additionally, personnel costs decreased over the period as employees were hired directly by the Company reducing the billable rates paid to the intermediary companies.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $595 for the three months ended September 30, 2024, as compared to $442 for the three months ended September 30, 2023. The $153, or 35%, increase is primarily driven by additional compensation due to the addition of executive officers.

Share-based compensation

Share-based compensation was $894 for the three months ended September 30, 2024 as compared to $2,043 for the three months ended September 30, 2023. The $1,149, or 56%, decrease was primarily related to $1,901 of share-based compensation recognized during the three months ended September 30, 2023 associated with deferred share units that vested in April 2024. This is partially offset by an increase in share-based compensation expense associated with awards granted during the three months ended September 30, 2024.

Separation benefits

Separation benefits were $748 for three months ended September 30, 2024. Such costs are attributable to severance payments to a former executive officer and former member of the Company's board of directors.

Foreign exchange loss (gain)

The Company recorded a foreign exchange loss of $86 for the three months ended September 30, 2024, as compared to a foreign exchange gain of $450 for the three months ended September 30, 2023. The Canadian Dollar ("CAD") spot rate in terms of USD strengthened by 1.2% during the three months ended September 30, 2024 whereas the spot rate in terms of USD weakened by 5.1% during the three months ended September 30, 2023. A stronger CAD created a foreign exchange loss on the Company’s income statement for the three months ended September 30, 2024 due to working capital amounts held in CAD.

Other income

The Company earned $75 of interest and other income, net of fees on the investment of cash on hand during the three months ended September 30, 2024 as compared to $431 for the three months ended September 30, 2023. The decrease in interest income is primarily attributable a lower cash balance in the Company's investment account during the three months ended September 30, 2024.

Net loss

The Company had net loss of $4,829 for the three months ended September 30, 2024, as compared to $7,257 for the three months ended September 30, 2023.

SHARE ISSUANCES

On July 23, 2024, the Company signed an agreement with an arms-length third-party advisor to settle a previously accrued fee of $800 in consideration for the issuance of 666,667 common shares at a deemed price of $1.20 per Advisory Share. The consultant was subsequently appointed as a member of executive management. Services provided prior to joining executive management were advisory in nature and did not assume management responsibilities.

EQUITY GRANTS

On August 9, 2024, the Company granted 1,063,394 stock options, 1,357,289 restricted stock units ("RSUs") and 441,935 deferred stock units ("DSUs") to employees, directors, and management of the Company pursuant to the Company’s stock option plan. The stock options were granted with an exercise price of $1.15 for a period of 5 years and vest in equal thirds

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

over 36 months. Of the RSUs granted, 1,118,730 will vest in equal thirds over 36 months and the remaining will vest 12 months from the date of the grant. DSUs will vest after 12 months and settle in common shares upon the holder's departure from the Company or a change of control.

On September 1, 2024, 2,000,000 stock options were granted to a corporation controlled by an officer of the Company, with an exercise price of $1.36 for a period of 5 years. 666,666 options vested on September 1, 2024, 666,666 options will vest on September 1, 2025, and 666,668 options will vest on September 1, 2026. These stock options were designated as a replacement for 1,000,000 options with an exercise price of $2.96 previously granted on September 25, 2023. The previous and newly issued options are treated as a modification of the original option.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited consolidated financial information for the last eight quarters, derived from financial statements prepared in accordance with IFRS Accounting Standards (as issued by the International Accounting Standards Board) applicable to preparation of interim financial statements under IAS 34, Interim Financial Reporting, stated in US dollars:

Quarter Ended	Total Revenues	Net Income (Loss)	Earnings (Loss) Per Share - Basic	Earnings (Loss) Per Share - Diluted
December 31, 2022	$—	$(5,170)	$(0.03)	$(0.03)
March 31, 2023	$—	$(5,307)	$(0.03)	$(0.03)
June 30, 2023	$—	$(19,748)	$(0.11)	$(0.11)
September 30, 2023	$—	$(7,257)	$(0.04)	$(0.04)
December 31, 2023	$—	$(7,548)	$(0.04)	$(0.04)
March 31, 2024	$—	$(7,673)	$(0.04)	$(0.04)
June 30, 2024	$—	$128,279	$0.70	$0.69
September 30, 2024	$—	$(4,829)	$(0.03)	$(0.03)

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in commercial production and consequently does not receive revenue from the sale of lithium-based products. The Company currently has no operations that generate cash flow. The Company has financed its operations primarily through the issuance of common shares. The continued operations of the Company are dependent on its ability to complete sufficient equity, debt or other financings or generate cash flow from operations in the future.

As of September 30, 2024, the Company had working capital of $24,657 compared to working capital of $28,919 as of June 30, 2024. Cash at September 30, 2024 totaled $28,906 compared to $38,667 at June 30, 2024. During the three months ended September 30, 2024, the Company had a net cash outflow of $9,761, due primarily from payments made for legal and advisory fees related to the entrance into our joint venture partnerships with Equinor, engineering and design work to support our use of Li-Pro LSS DLE technology and related licensing agreement, Demonstration Plant testing and operations, as well as back office support functions. Working capital decreased in the current period compared to June 30, 2024 as a function of the aforementioned cash outflow explanation and continuing development of our projects since the first quarter of last year, partially offset by cash receipts due to the entrance in to joint venture partnerships with Equinor.

During the three months ended September 30, 2024 and 2023, the Company did not issue any shares under the at-the-market program.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

Contractual Obligations

	Payments due by periods
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Obligations Under Office and Storage Leases	$600	$327	$273	$—	$—
Other Obligations	3,380	840	2,270	180	90
Total	$3,980	$1,167	$2,543	$180	$90

Management expects the Company will have sufficient capital through to the preparation of the FEED study for the South West Arkansas Project and that cash resources will be sufficient to continue planned operations through the three months ended September 30, 2024. However, management does expect that additional resources will be required to sustain certain of the Company’s ongoing investments in certain projects to achieve a desired FID outcome. As a result, the Company will continue to attempt to raise funds through equity financing, debt financing, non-core asset sales, non-dilutive sources, or other financings to achieve its desired outcome. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to the Company when required.

Other than the Company's normal business activities, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against the Company and certain current and former executives of the Company in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint seeks to certify a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020, and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually named defendants. The complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and "final product lithium recovery percentage" at the Demonstration Plant. The plaintiff seeks various forms of relief, including monetary damages in an unspecified amount. The Company filed a motion to dismiss the complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at September 30, 2024, the Company has not recorded a provision associated with this matter, as the outcome is undeterminable at this time.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are directors and officers of the Company.

Compensation to key management is comprised of the following:

	Three months ended September 30,
	2024	2023
Management and director fees(1)	$595	$442
Separation benefits(2)	748	—
Share-based compensation	687	1,901
	$2,030	$2,343

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's interim condensed consolidated statement of comprehensive loss.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

(2) Separation benefits during the three months ended September 30, 2024 included severance payments to a former executive officer and a former member of the Company's board of directors

As at September 30, 2024 and June 30, 2024, there is $168 and $472, respectively in accounts payable and accrued liabilities owing to officers of the Company. As at September 30, 2024, Accounts payable and accrued liabilities also included $772 owing to a former executive officer and a former member of the Company's board of directors. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

On June 17, 2022, the Company entered into the MSA with Telescope, a related party of the Company. Robert Mintak, the former Chief Executive Officer of the Company and Dr. Andy Robinson, President and Chief Operating Officer of the Company are independent directors of Telescope. Under the MSA, Telescope would provide various research and development ("R&D") services for the purpose of developing new technologies. The Company would fund an initial project for one year under the MSA, which would aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigate the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope, as required. The Company incurred $130 and $434 of costs related to this agreement during the three months ended September 30, 2024 and 2023, respectively.

As at September 30, 2024 and June 30, 2024, there is $77 and $147, respectively, in accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

The balances of receivables and payables with the Company’s joint ventures as of the periods indicated, are as follows:

	September 30, 2024	June 30, 2024
Accounts receivable – unconsolidated affiliates	$1,677	$848
Accounts payable – unconsolidated affiliates	$4,000	$4,000

As of September 30, 2024 and June 30, 2024, Accounts receivable – unconsolidated affiliates represents receivables from the entities holding the SWA Lithium and Texas Lithium joint ventures for reimbursement of costs paid by the Company on behalf of these entities.

As of September 30, 2024 and June 30, 2024, Accounts payable – unconsolidated affiliates represents received from the entities holding the SWA Lithium and Texas Lithium joint ventures and is held by the Company in a separate account and designated for working capital needs. The maturity of this working capital balance is May 7, 2025.

OUTSTANDING SHARE DATA

The authorized capital of Standard Lithium consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this MD&A, there were 186,576,418 common shares issued and outstanding, 10,683,394 stock options, 2,243,569 deferred share units and 1,357,289 restricted share units outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting estimates used in the preparation of our condensed consolidated interim financial statements for the three months ended September 30, 2024 are the same as the key sources of estimation uncertainty disclosed in Note 2 of the Company’s 2024 annual consolidated financial statements.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company’s financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the Company's investment in Aqualung and the Financial Asset - FID, which are carried at fair value.

All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For additional details about the Company’s financial instruments please refer to Note 10 of the Q1 2024 financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure.

As described below, in our assessment of the effectiveness of our Company’s internal control over financial reporting as at September 30, 2024, material weaknesses previously identified as at June 30, 2024, are being remediated, however the Company will require additional control testing to confirm remediation. As a result of the previously identified material weaknesses, management has concluded that, as of the end of the period covered by this report, the Company will be required to perform further testing of internal controls in place in order to confirm that remediation has occurred and therefore the Company’s disclosure controls and procedures cannot be confirmed as being effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act are (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the previously identified material weaknesses, management believes the financial statements fairly represent in all material respects the Company's financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS Accounting Standards.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the U.S. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards.

An evaluation of the Company’s internal controls over financial reporting as at June 30, 2024 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control—Integrated Framework (2013). This evaluation identified material weaknesses in both the design and operational effectiveness of internal controls over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2024

As at June 30, 2024, management previously reported material weaknesses which management believes are being remediated as at September 30, 2024, but will be required to perform further control testing in order to confirm that these material weaknesses are remediated. Specifically, the Company previously identified a material weakness due to a need for additional personnel with accounting expertise to improve the timeliness and accuracy of financial disclosures, as well as to maintain appropriate segregation of duties and system user access controls. These areas for improvement also pointed to a material weakness in the Company’s formal accounting policies, procedures, and controls related to financial accounting, reporting, and disclosures to achieve complete and accurate financial reporting.

Until they are proven to be remediated, the material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. To address these material weaknesses in future periods, management has developed and executed on a remediation plan aimed at enhancing internal controls over financial reporting. This plan includes: (i) the recruitment of additional accounting, internal audit and finance personnel to improve the overall effectiveness of the financial reporting process; (ii) the revision and implementation of controls concerning journal entry review, user access rights, and segregation of duties; and (iii) the formalization and documentation of accounting policies and internal controls. These improvements have been implemented as at September 30, 2024.

There have been no other changes in our internal control over financial reporting that occurred during the three months ended September 30, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking information relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the lithium exploration and development industry. Readers are advised to review and consider risk factors disclosed in the AIF for the fiscal year ended June 30, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.